UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greehey, William E.
   One Valero Place
   San Antonio, TX  78212
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|01/21/|M   | |12,501(1)         |A  |           |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/21/|M   | |15,000(1)         |A  |           |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/21/|M   | |8,000(1)          |A  |           |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/22/|G   |V|10,000            |D  |           |376,345            |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |61,026.5689        |I(2)  |401(k) Plan                |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
  Performance Shares (|(1)     |01/21|M   | |15,000(1)  |D  |(1)  |01/22|Common Stock|15,000 |       |0           |D  |            |
Settlement)           |        |/99  |    | |           |   |     |/99  |            |       |       |            |   |            |
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  Performance Shares (|(1)     |01/21|M   | |8,000(1)   |D  |(1)  |01/23|Common Stock|8,000  |       |5,333       |D  |            |
Settlement)           |        |/99  |    | |           |   |     |/00  |            |       |       |            |   |            |
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  Performance Shares (|(1)     |01/21|A   |V|12,501(1)  |D  |(1)  |01/29|Common Stock|12,500 |       |16,667      |D  |            |
Settlement)           |        |/99  |    | |           |   |     |/01  |            |       |       |            |   |            |
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  Performance Shares (|(3)     |01/21|A   |V|30,000     |A  |(3)  |01/21|Common Stock|30,000(|       |30,000      |D  |            |
Award)                |        |/99  |    | |           |   |     |/02  |            |3)     |       |            |   |            |
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  Restricted Stock (Aw|(4)     |01/21|A   |V|6,078      |A  |(4)  |(4)  |Common Stock|6,078  |       |6,078       |D  |            |
ard)                  |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The reporting preson has elected to defer receipt of the settlement of his prior performance share awards until the first day of January of the year following the reporting person's termination of service. The Compensation Committee of the Valero Energy Corporation Board of Directors (the "Compensation Committee") has determined the amount of the award at 150% of the number of performance shares eligible to be issued in 1999 and has accrued such number of shares to be issued upon the first day of January of the year following the reporting person's termination of service.
(2) The information reported herein is based on plan balances as of January 31, 1999. The information does not reflect transactions and holdings subsequent to that date that are eligible for deferred reporting on Form
5.
(3) Award of performance shares under the Valero Energy Corporation Executive Stock Incentive Plan. Pursuant to terms of the reporting person's share agreement approved by the Compensation Committee, performance shares accrued are not to be issued until the first day of January of the year following the reporting person's termination of service. The amount of performance shares to be accrued to the reporting person is determined annually over a three-year period and are payable in common stock in amounts ranging from zero to 200 percent of the performance shares.
(4) Award of restricted stock under the Valero Energy Corporation Executive Stock Incentive Plan. Shares are not issuable until the first day of
January of the year following the reporting person's termination of service.
SIGNATURE OF REPORTING PERSON
/s/ William E. Greehey
DATE
02/09/99